DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	Skadden, Arps, Slate, Meagher & Flom llp 500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com April 3, 2017

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VIA EDGAR Christine DiAngelo Fettig Senior Staff Accountant Division of Investment Management Disclosure Review Office Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549
RE:	BlackRock Closed-End Funds
Dear Ms. Fettig:
Thank you for your oral comments on February 14, 2017 regarding your Sarbanes-Oxley review of the 2015 annual reports for the BlackRock closed-end funds listed on Annex A attached hereto (the “Funds”). The Funds have considered your comments and authorized us to respond on their behalf as set forth below. Your oral comments are summarized in bold, followed by the Funds’ responses.
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Christine DiAngelo Fettig
April 3, 2017

Comments and Responses
1.
We note that certain funds that are identified as non-diversified companies in the annual report appear to have been diversified as of December 31, 2015. Please confirm whether any of these funds have been operating as diversified companies for more than three years and, if so, please confirm that any such companies will obtain shareholder approval in accordance with Section 13(a)(1) of the Investment Company Act of 1940 (the “1940 Act”) if it again desires to operate as a non-diversified company. See 1940 Act Rule 13a-1; Allied Capital Corp., No-Action Letter (January 3, 1989).

Each of BlackRock Health Sciences Trust (“BME”) and BlackRock Utility and Infrastructure Trust (“BUI”) has informed us that it has been operating as a diversified company for more than three years. Each of BME and BUI therefore confirms that it will not operate as a non-diversified company without first obtaining shareholder approval in accordance with Section 13(a)(1) of the 1940 Act.
We also note that BlackRock International Growth and Income Trust (“BGY”) is incorrectly identified as a non-diversified company in its annual report for the year ended December 31, 2015.  BGY will clarify that it operates as a diversified company in future shareholder reports.
2.
Item 4(c) of Form N-CSR requires the registrant to disclose the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning, as well as a description of the nature of the services comprising the fees disclosed. Please include a more detailed description of the nature of the services comprising the fees disclosed in response to this item in future Form N-CSR filings.

The Funds will make the requested change in future Form N-CSR filings.
3.
Item 8(a)(1) of Form N-CSR requires that certain biographical information regarding a fund’s portfolio managers be provided as of the date of filing the Form N-CSR, as opposed to as of the end of the fund’s most recently completed fiscal year. Please clarify in future Form N-CSR filings that the information provided in response to Item 8(a)(1) is provided as of the date of filing.

The Funds will make the requested clarification in future Form N-CSR filings.

Christine DiAngelo Fettig
April 3, 2017

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Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon

Annex A
Registration Number	Fund
811-21656	BlackRock Energy and Resources Trust
811-21506	BlackRock Enhanced Capital and Income Fund, Inc.
811-21784	BlackRock Enhanced Equity Dividend Trust
811-21729	BlackRock Global Opportunities Equity Trust
811-21702	BlackRock Health Sciences Trust
811-22032	BlackRock International Growth and Income Trust
811-22501	BlackRock Resources & Commodities Strategy Trust
811-22991	BlackRock Science and Technology Trust
811-22606	BlackRock Utility and Infrastructure Trust